Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: September 11, 2018

On September 11, 2018, Unilever N.V. and Unilever PLC issued the following FAQs:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION
WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Unilever PLC, 100 Victoria Embankment, London, EC4Y 0DY

Unilever NV, Weena 455, 3013 AL Rotterdam

press-office.london@unilever.com  /  mediarelations.rotterdam@unilever.com

www.unilever.com

SIMPLIFICATION OF UNILEVER’S CORPORATE STRUCTURE

PUBLICATION OF PROSPECTUS AND SHAREHOLDER DOCUMENTATION

London/Rotterdam, 11 September 2018 — On 15 March 2018, Unilever announced the next steps in its transformation into a simpler, more agile and more focused business. This included the proposal to simplify Unilever’s parent company structure from two legal entities, NV and PLC, into a single holding company (“New Unilever NV”), incorporated in the Netherlands, and to be listed in London, Amsterdam and, in the form of American depositary shares, New York. Unilever has today published the prospectus for New Unilever NV and the shareholder documentation relating to simplification.

Effecting simplification

Simplification of the current NV and PLC parent companies under New Unilever NV will be achieved through a combined process involving a UK scheme of arrangement (the “UK Scheme”) for PLC and a Dutch statutory legal merger for NV (the “Dutch Merger”).

One ordinary share in the capital of New Unilever NV will be issued for each NV ordinary share and for each PLC ordinary share, resulting in shareholders receiving shares in the capital of New Unilever NV that represent an equivalent economic interest.

The proposed simplification is subject to certain conditions, including the approval of shareholders in NV and PLC and applicable regulatory consents. The Executive of the UK Takeover Panel has confirmed that the UK Takeover Code will not apply to the simplification transaction.

Proposed timetable

The NV shareholder and depositary receipt holder meetings will take place in Rotterdam on Thursday, 25 October 2018 and the PLC shareholder meetings will take place in London on Friday, 26 October 2018. The expected last day of trading in NV and PLC shares will be Friday, 21 December 2018. Simplification is expected to complete over the weekend of 22 and 23 December 2018, with dealings in New Unilever NV shares commencing on Monday, 24 December 2018.

Publication of documentation

PLC has today published a scheme document which sets out the full terms and conditions of the UK Scheme (the “Scheme Document”) and which includes the notices of the PLC shareholder meetings and details of the action to be taken by PLC shareholders.

NV has today published a shareholder circular, merger proposal and notice for the NV shareholders meeting, which documents set out further information in relation to simplification, including the Dutch Merger, and details of the actions to be taken by NV shareholders and depositary receipt holders. The NV Trust Office has today published the notice for the depositary receipt holder meeting to approve the termination of the depositary receipt structure.

In addition, New Unilever NV has today: (i) published a prospectus in relation to the proposed listing of the New Unilever NV shares on the London Stock Exchange and Euronext Amsterdam (the “EU Prospectus”) which has been approved by the Dutch Authority for the Financial Markets and which has been notified to the competent authority in the United Kingdom, the Financial Conduct Authority, for passporting; and (ii) filed a prospectus with the Securities

Exchange Commission in the United States (the “US Prospectus”) which is incorporated in the EU Prospectus by reference.

The EU Prospectus, US Prospectus, Scheme Document and shareholder documentation relating to simplification are available, subject to applicable securities laws, on the Unilever website (www.unilever.com/simplification). A copy of the relevant documents will also be submitted to the National Storage Mechanism and will be available in due course for inspection at www.morningstar.co.uk/uk/NSM.

Enquiries

Unilever PLC		Unilever NV
Unilever House		Weena 455
100 Victoria Embankment		3013 AL Rotterdam
London EC4Y 0DY		The Netherlands
United Kingdom

Media: Media Relations team		Investors: Investor Relations team
UK	+44 78 2527 3767 lucila.zambrano@unilever.com	+44 207 822 6830 investor.relations@unilever.com
Or	+44 77 7999 9683 jsibun@tulchangroup.com
NL	+31 61 5008 293 fleur-van.bruggen@unilever.com

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever’s business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the prospectus published today by New Unilever NV and the Group’s filings with the London Stock Exchange, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Important Information

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended.  This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

Any purchase of securities of New Unilever NV should only be made on the basis of information contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus contains detailed information about Unilever and its management, as well as financial statements and other financial data. It may be unlawful to distribute the EU Prospectus in certain jurisdictions.

In connection with the reorganisation of Unilever PLC and Unilever NV and their respective group companies (“Simplification”) under a new holding company, New Unilever NV, New Unilever NV has filed a prospectus with the Securities Exchange Commission in the United States (the “US Prospectus”) with respect to the legal merger of one of its subsidiaries with Unilever NV (the “Dutch Merger”) and Simplification.  The US Prospectus is incorporated in the EU Prospectus by reference. The US Prospectus will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares.

New Unilever NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “UK Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC has sent or otherwise disseminated a scheme circular (the “Scheme Document”) and other relevant documents with respect to the UK Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE EU PROSPECTUS AND THE US PROSPECTUS REGARDING THE DUTCH MERGER AND SIMPLIFICATION AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS OR THE US PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE DUTCH MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME DOCUMENT, THE EU PROSPECTUS AND OTHER RELEVANT DOCUMENTS REGARDING THE UK SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN THEIR ENTIRETY, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE UK SCHEME AND SIMPLIFICATION.

Shareholders and security holders can obtain free copies of the US Prospectus, as well as other filings containing information about New Unilever NV, Unilever PLC and Unilever NV, without charge, at the SEC’s website at www.sec.gov. Shareholders and security holders may obtain the EU Prospectus, the US Prospectus and the Scheme Document, without charge, from Unilever’s website at www.unilever.com/simplification. Shareholders and security holders may also obtain the EU Prospectus, US Prospectus and Scheme Document, without charge, at the offices of Unilever NV (Weena 455, Rotterdam) or may obtain the Scheme Document or EU Prospectus by contacting Computershare on the Shareholder Helpline on 0370 600 3977 if calling from the UK or +44 370 600 3977 if calling from outside the UK. The helpline is open between 8.30 a.m. and 5.30 p.m., Monday to Friday (excluding public holidays in England and Wales).